SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO TREBLE BERLIN OPERATION WITH NEW BASE (NO 73)

5 BASED AIRCRAFT, $500M INVESTMENT

16 NEW ROUTES (22 IN TOTAL) 2.6M CUSTOMERS P.A.

Ryanair, Europe's favourite airline, today (5 Mar) announced it will open a new base at Berlin (No. 73), from October with 5 based aircraft, an investment of $500m dollars, and launched 16 new routes (22 in total) as part of its Berlin Winter 2015 schedule, which will grow Ryanair's Berlin traffic to 2.6m customers p.a., and support 2,600* "on-site" jobs.

From winter 2015, Ryanair will grow in Berlin as follows:

• New base from 27th October
• 5 based aircraft: $500m investment
• 16 new routes: Alicante, Athens, Barcelona, Bari, Bologna, Bratislava, Brussels, Glasgow, Madrid, Malaga, Palermo, Palma, Riga, Rome C, Venice & Valencia
• 22 routes in total
• 191 weekly flights
• Extra flights to/from Dublin (9 x weekly), London Stansted (4 x daily) & Milan (2 x daily)
• 2.6m customers p.a.
• 2,600 "on site" jobs

Ryanair's new Berlin routes go on sale on the Ryanair.com website tomorrow (Friday). Ryanair celebrated the launch of its new Berlin base, as well as its 30th birthday, by releasing 100,000 seats for sale across its European network, at prices from €19.99 for travel in March and April, which must be booked by Monday (9 Mar).

In Berlin, Ryanair's Chief Marketing Officer Kenny Jacobs said:

"Ryanair is pleased to announce a new Berlin base from October, our 73rd in total, with 5 based aircraft, an investment of $500m, with 16 new routes and 22 routes in total as part of our Berlin winter 2015 schedule, which will deliver 2.6m annual customers and support 2,600 local jobs.

German consumers and visitors already choose Ryanair for our low fares, industry leading customer service and great route choice. Now they can also book 22 Berlin routes on our improved website and great new app, carry a free small 2nd carry-on bag, enjoy allocated seats, avail of our new Family Extra and Business Plus services, and use their personal electronic devices at all stages of their flight, as Ryanair continues to deliver so much more than just the lowest fares.

Germany is a significant growth market for Ryanair and as we announce our 6th German base at Berlin, we will continue to connect key German cities with Europe's major centres of business. Indeed, we are launching new Berlin routes to Athens, Barcelona, Brussels, Glasgow, Madrid and Rome, as well increasing flights to and from Dublin, London and Milan, making Ryanair the ideal choice for both business and leisure customers.

To celebrate our new Berlin base, as well as our 30th birthday, we are releasing 100,000 seats on sale from €19.99 for travel in March and April. Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

For further information
please contact:         Robin Kiely                             Liv Boeing
                                    Ryanair Ltd                            Edelman Germany
                                    Tel: +353-1-9451212          Tel: +49 89 41301 832
                                    press@ryanair.com             ryanairde@edelman.com
                                    Follow us on Twitter: @Ryanair

Ryanair Berlin Growth

New Routes		Increased routes
Route	Frequency	Route	Frequency
Alicante	3 x weekly	London STN	2 to 4 x daily
Athens	1 x daily	Milan (Bergamo)	1 to 2 x daily
Barcelona	1 x daily	Dublin	7 to 9 x weekly
Bari	3 x weekly
Bologna	1 x daily
Brussels	3 x daily
Bratislava	1 x daily
Rome (Ciampino)	2 x daily
Glasgow	4 x weekly
Madrid	2 x daily
Malaga	2 x weekly
Palma de Mallorca	3 x weekly
Palermo	2 x weekly
Riga	1 x daily
Valencia	3 x weekly
Venice	3 x weekly

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary